February 11, 2025

Christopher Posner
Chief Executive Officer
Cara Therapeutics, Inc.
400 Atlantic Street
Suite 500
Stamford, CT 06901

       Re: Cara Therapeutics, Inc.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed January 27, 2025
           File No. 333-283900
Dear Christopher Posner:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 15, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4
Prospectus Summary
The Companies
Cara Therapeutics, Inc., page 9

1.     We note your response to prior comment 8 regarding the deficiency letters you
       received from Nasdaq. We further note your statements that (i) the parties intend to satisfy each of the applicable Nasdaq listing criteria upon completion of the proposed
       Merger such that the combined company will remain listed on the Nasdaq Capital
       Market and (ii) there can be no assurance that you will be able to regain compliance
       with the minimum stockholders    equity requirement within the
applicable extension
 February 11, 2025
Page 2

       period. Please disclose whether you intend to complete the Merger in the event you do not timely regain compliance with the requirement.
Support Agreements, page 17

2. We note your response to prior comment 7. Similar to your revised disclosure on page
       135, please further revise your disclosure on page 17 to clarify that your officers and directors, and their affiliated funds, who collectively own approximately 1% of your
       "outstanding" common stock entered into the support agreements. Opinion of Cara's Financial Advisor, page 149

3. We note your response to prior comment 12. To help us further evaluate your response, please tell us whether the omitted financial projections were used or relied upon by your financial advisor in considering the fairness determination.
4. We note your response to prior comment 13, and we reissue the comment in part.
       Please further revise your disclosure to identify which party had the relationship with
       Piper Sandler in connection with the previously proposed financing and clarify the nature of such relationship.
Golden Parachute Compensation, page 164

5. In note 1 to the first table on page 165, please clarify what you mean by a lump sum
       of Mr. Posner   s target bonus for 2024    and    2025. For example,
clarify whether Mr.
       Posner would receive 1.5 times his target bonus for each of the two years and, if so, how such payment is consistent with your disclosure on page 341. Investor Agreements, page 358

6. We note your response to prior comment 19, specifically that Tvardi will enter into a registration rights agreement with certain founders, directors and affiliates of Tvardi.
       Please identify which founders, directors and affiliates will be party to the registration rights agreement, disclose the number of shares to be covered by the agreement, and clarify whether such shares are also covered by the lock-up agreement. Unaudited Pro Forma Condensed Combined Financial Statements, page 382

7. Please address the following regarding your response to prior comment 21, including your revisions on pages 23-24:
           You disclose on pages 23-24 that your assessment is based on "Cara
s
           discontinuation of its research and development activities, Asset Disposition, and settlement of its other remaining operating assets and liabilities, immediately prior
           to Closing, Cara   s pre-combination assets are expected to
primarily be cash, cash
           equivalents, and marketable securities." Revise to confirm the extent to which you believe that Cara will have no or nominal operations after the completion of the events listed here.
           Please similarly revise your pro forma Note 4 on page 390.
 February 11, 2025
Page 3

       Please contact Jenn Do at 202-551-3743 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Daniel Bagliebter, Esq.